UNITED  STATES                 SEC File Number
                 SECURITIES  AND EXCHANGE COMMISSION      000-7633
                      Washington, D.C. 20549
                              -------
                                                       CUSIP Number
                           FORM 12b-25                 211478102
                   NOTIFICATION OF LATE FILING
(Check One)
          [XX] Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q  [ ]Form N-SAR
               For Period Ended: October 31, 1999
          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                  PART I - REGISTRANT INFORMATION

VisionQuest Worldwide Holdings Corporation
Full Name of Registrant

Continental Heritage Corporation
Former Name if Applicable

7674 W. Lake Mead Blvd., Suite 150
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada  89128
City, State and Zip Code


                       PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ ] a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                       PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11- K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed
within the prescribed time period.   (Attach  Extra Sheets if Needed)

      Registrant  will not be able to complete its Form  10-KSB  by January
29, 2000, the due date, because management has been involved in negotiations for additional required funding which negotiations are ongoing. As a result, management has been unable to devote its time to preparing
the Form  10-KSB.   Registrant expects that it will file its Form 10-KSB no
later than 15 calendar days from January 29, 2000, exclusive of holidays and weekends, or on or before February 14, 2000.


                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Allan Salovin                    561             650-7916
       (Name)                         (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer
is  no,  identify report(s).     [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?  [xx] Yes   [  ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

      As previously disclosed, the Registrant discontinued its former business during the past fiscal year. It, therefore, is considered a development stage company having started its current business activities
during the past  fiscal  year.   Accordingly, there  is a change from the
discontinued operations to the  current business of the Registrant.



                   VisionQuest Worldwide Holdings Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date         January   ____,   2000.         By /s/ Steve Gould
                                                    Steve Gould,
                                                    Chief Executive Officer
                                                    and President